JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby agree as follows:

1. The Schedule 13D to which this Joint Filing Agreement is attached as Exhibit 99.1, and any amendments thereto, relating to the common stock, par value $0.0001 per share, of GD Culture Group Limited (the "Company"), may be filed jointly on behalf of each of the undersigned.

2. Each of the undersigned authorizes the designated filing coordinator, following review and approval by the undersigned persons, to file such Schedule 13D and any amendments thereto on its behalf.

3. Each of the undersigned shall be responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning itself contained therein, but shall not be responsible for the accuracy or completeness of the information concerning any other undersigned person, except to the extent that it knows or has reason to believe that such information is inaccurate.

4. Each of the undersigned agrees to promptly notify the other undersigned persons and the filing coordinator of any material change in the information concerning itself that may require an amendment to the Schedule 13D.

5. The undersigned agree to cooperate in the preparation and filing of such Schedule 13D and any amendments thereto and to execute such further documents as may be necessary or appropriate in connection therewith.

6. This Agreement may be executed in counterparts (including by electronic signature), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of May 1, 2026.

WEALTHY CONCORD LIMITED

By: 张滨洋
Name: ZHANG Binyang
Title: Sole Director

EAST VALLEY TECHNOLOGY LIMITED

By: 崔如楠
Name: CUI Runan
Title: Sole Director

张滨洋
ZHANG Binyang, individually

崔如楠
CUI Runan, individually